555 East Airtex Drive Houston, Texas 77073 Tel: 832.234.3600 Fax: 832.234.0088

September 17, 2012

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                              Susser Petroleum Partners LP

Registration Statement on Form S-1 (as amended)

File No. 333-182276

Dear Mr. Schwall:

On behalf of Susser Petroleum Partners LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on  September 19, 2012, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission in its letter dated September 7, 2012, the Partnership hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•                  the Partnership may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has been transmitted via EDGAR.

Very truly yours,

Susser Petroleum Partners LP

By:	Susser Petroleum Partners GP LLC,
its general partner

By:	/s/ E.V. Bonner, Jr.
E.V. Bonner, Jr.
Executive Vice President, General Counsel and Secretary

[Signature Page to Acceleration Request]